June 26, 2014	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)
Post Effective Amendment Number 48 to the Trust’s Registration Statement on Form N-1A Filed on April 25, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Global Managed Volatility Fund, State Street Opportunistic Emerging Markets Equity Fund and State Street Small Cap Emerging Markets Equity Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, that Ms. Stephanie Hui provided by telephone to Adam Schlichtmann on June 12, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. A separate letter will be submitted via EDGAR correspondence responding to comments provided regarding the above-referenced amendment to the Registration Statement of the Trust relating to series of the Trust other than the Funds.

Prospectus Comments

1.	Please confirm that the fee waiver disclosed below the Annual Fund Operating Expenses table will be in effect for not less than one year from the effective date of the Fund’s registration statement.

Response: The Trust confirms that the fee waiver will be in effect for not less than one year and has revised the disclosure to that effect.

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2.	In the Example section for each Fund, please confirm that the example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years.

Response: The Trust confirms that the Example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years and has added appropriate disclosure in the Example paragraph to that effect.

3.	For each Fund that invests in emerging markets as a principal investment strategy, please add a definition of emerging markets.

Response: Each Fund that has an investment policy limiting its ability to invest in emerging market securities or requiring it to invest a minimum amount of its assets in emerging market securities, discloses a definition of emerging markets. The Funds that do not have either of those kinds of policies and are permitted invest in emerging market securities do not believe that adding a definition of what is considered to be an emerging market would enhance investor understanding of a Fund’s investment strategy.

4.	In the State Street Global Managed Volatility Fund’s Principal Investment Strategies, please provide more explicit disclosure about the Fund’s master-feeder structure. Please confirm whether all of the investments are made at the master fund level and, if so, please provide the appropriate disclosure.

Response: The requested change has been made.

5.	Under Principal Investment Strategies for the State Street Global Managed Volatility Fund, please clarify what is meant by the Fund “will also favor securities with low security-specific risk.”

Response: The requested change has been made.

6.	Under Principal Risks, the State Street Global Managed Volatility Fund includes “Leveraging Risk” and “Hedging Risk.” There is no corresponding leveraging or hedging disclosure in the principal investment strategies section of the Prospectus.

Response: The Fund has removed “Leveraging Risk” and “Hedging Risk” as principal risks of the Fund.

7.	The SEC’s staff’s position is that derivatives can be counted for purposes of compliance with the Fund’s 80% policy, but for this purpose their values must based on the mark-to-market value of the derivatives, not the notional value of derivatives. This comment applies to all Funds in the Prospectus.

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Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy.

8.	Under Principal Investment Strategies for the State Street Opportunistic Emerging Markets Fund, please describe the purpose for using foreign currency exchange transactions, including transactions involving foreign currency forward contracts, futures contracts, and options.

Response: The requested change has been made.

9.	Under Principal Investment Strategies for the State Street Small Cap Emerging Markets Equity Fund, the Staff notes that the prospectus contains disclosure that “The model assists the Adviser in controlling the Fund’s exposures to risks relative to the MSCI Emerging Markets Small Cap Index.” Please confirm what is meant by “risks relative to” the benchmark.

Response: The requested change has been made.

10.	Under Principal Investment Strategies, in the definition of “small cap companies,” the State Street Small Cap Emerging Markets Equity Fund’s upper market capitalization limit seems to go up to the midcap range.

Response: The Fund’s definition of “small cap companies” has been revised as follows: “The Adviser currently considers a company to be a small cap company if its market capitalization (at the time of purchase) is (i) $5 billion or less or (ii) 120% or less of the market capitalization of the largest company included in the Index on the last day of the most recent quarter (currently, approximately $[[5.6 billion]], based on the largest company in the Index on [[March 31, 2014]]), whichever is greater. In some smaller markets, a significant percentage, or even most, of the companies in the market will qualify as small cap companies for this purpose and, in some countries, the Fund may focus its investments, or invest exclusively, in companies with market capitalizations that are significantly smaller than the maximum capitalization qualifying as “small cap” for this purpose.”

11.	Under Principal Risks, the State Street Small Cap Emerging Markets Equity Fund includes “Derivatives Risk” and “Leveraging Risk.” There is no corresponding derivatives or leveraging disclosure in the principal investment strategies section of the Prospectus.

Response: The Fund has removed “Leveraging Risk” as it is not a principal risk of the Fund. The Fund has added disclosure related to derivatives in the Principal Investment Strategies section.

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Statements of Additional Information Comment

12.	Please describe, where appropriate, the means through which the Funds will segregate assets and whether the notional value or market to market values of derivatives will be segregated, either by adding general disclosure regarding the Funds’ practices or adding disclosure about segregation in each place that a derivative instrument is discussed.

Response: The requested change has been made.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann